Exhibit 99.1

Ossen Innovation Announces the Change of Auditor

SHANGHAI, April 14, 2021 /PRNewswire/ -- Ossen Innovation Co., Ltd. (the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced the change of auditor from BDO China Shu Lun Pan Certified Public Accountants LLP to WWC, P.C. (“WWC”) as its independent registered public accounting firm for the fiscal year ended December 31, 2020. The Audit Committee and the Board of Directors of the Company approved the appointment of WWC as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2020, effective April 14, 2021.

In connection with the change of auditor, the Company provides that:

1. the dismissal of BDO and the appointment of the Successor Auditors have been considered and approved by the Company's audit committee and board of directors;

2. The audit report of BDO on the financial statements of the Company as of and for the years ended December 31, 2019 and 2018 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

3. There were no disagreements with BDO on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, from the time of BDO’s engagement up to the date of dismissal which disagreements that, if not resolved to BDO’s satisfaction, would have caused BDO to make reference in connection with its opinion to the subject matter of the disagreement. None of “reportable events”, as that term is described in Item 16F(a)(1)(v)(A)-(D) of Form 20-F occurred within the two fiscal years of the Company ended December 31, 2019 and 2018 and subsequently up to the date of dismissal.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. The Company has two manufacturing facilities located in Ma'anshan, Anhui Province, China and Jiujiang, Jiangxi Province, China.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including but are not limited to, risks related to the expected timing and likelihood of completion of a potential transaction with Pujiang International Group Limited or any other party, including the risk that the potential transaction may not occur, and the risk that any announcements relating to the potential transaction could have adverse effects on the market price of the Company's stock, as well as risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F, as amended. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Wei Hua, Chief Executive Officer

Email: int.tr@ossengroup.com

Phone: +86-21-6888-8886

Web: www.osseninnovation.com

Investor Relations

GIC IR

Phone: +1-347-393-4230

Email: info@goldenir.com

1